C. R. Bard, Inc.

2001 Annual Report


02024146

BARD


Net Sales
(in millions of dollars)
1,036.5
1,098.8
+6%
1,181.3
+8%
1999
2000
2001

C. R. Bard, Inc. is a leading multinational developer, manufacturer and marketer of health care products. Bard holds strong market positions in products used for vascular, urological and oncological diagnosis and intervention. Bard also has a surgical specialties product group.

The Company markets its products worldwide to hospitals, individual health care professionals, extended care facilities and alternate site facilities.

Bard was a pioneer in the development of single patient use medical products for hospital procedures. It continually expands its research toward the improvement of existing products and the development of new products which offer cost-effective, recognizable benefits to patients.

The Company employs approximately 7,700 people worldwide.


Diluted Earnings per Share*
(in dollars)
2.27
2.45
+8%
2.75
+12%
1999
2000
2001

*Excluding one-time items.

FINANCIAL HIGHLIGHTS

(All dollar figures in thousands except per share data)	2001	2000	% Change
Operations for the year:			
Net sales	**$1,181,300**	$1,098,800	8
Net income	**$ 143,200**	$ 106,900	34
Diluted earnings per share	**$ 2.75**	$ 2.09	32
Diluted earnings per share – excluding one-time items	**$ 2.75**	$ 2.45	12
Dividends per share	**$ .84**	$ .82	2
Year-end position:			
Total assets	**$1,231,100**	$1,089,200	13
Total cash and investments	**$ 271,000**	$ 119,700	126
Total debt	**$ 157,200**	$ 205,100	(23)
Shareholders' investment	**$ 788,700**	$ 613,900	28
Number of employees	**7,700**	8,100	(5)
Average common shares outstanding – diluted (in thousands)	**52,001**	51,222	2


Dividends per Share
(in dollars)
.78
.82
+5%
.84
+2%
1999
2000
2001

Due to the recent termination of the merger with Tyco International Ltd. and Bard's desire to maintain its traditional reporting timetable, we have published our 2001 Annual Report to Shareholders in abbreviated form. Following the Letter to Shareholders is our Annual Report on Form 10-K for the period ended December 31, 2001 as filed with the Securities and Exchange Commission with the omission of the detailed exhibits.

This report contains forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Please refer to our detailed statement regarding forward-looking information on page II-11 in the Form 10-K section of this report.

DEAR FELLOW SHAREHOLDERS:



William H. Longfield
Chairman and Chief Executive Officer

I am pleased to report that fiscal year 2001 was another year of strong growth and solid, consistent financial performance for Bard. It was also a particularly challenging year, as we navigated our way through an unpredictable, turbulent global economic environment, and entered into a merger agreement aimed at generating optimal shareholder value.

In May, Bard announced a proposed merger with Tyco International Ltd., a diversified manufacturing and service company. At the time, this transaction offered a significant premium for Bard investors. Later, in early 2002, when Tyco announced its plan to radically alter its operating structure – and the equity markets reacted negatively – Bard's Board of Directors reassessed the impact of this merger on our shareholders and employees. To preserve our shareholders' value in the company, Bard ultimately decided to terminate the merger contract, and Tyco agreed.

Despite the tremendous distraction of the proposed merger through most of the past year, Bard has remained a healthy, viable company. Our management is intact – in our corporate office and throughout our global operations. In fact, since our announcement last May, we've had no turnover in senior management, and our employees are more enthusiastic than ever about Bard's prospects as an independent company.

We've also benefited from the steadfast support of our customers during this past year. With the prospect of Bard becoming part of a larger company, many customers reminded us that "being a large company does not supersede being a good company." They reiterated that Bard's commitment to its core values – quality, integrity, service, and innovation – are the very attributes they seek in prospective business partners, and one of the reasons they so highly value their relationships with Bard. We will continue to listen to our customers' needs and provide the innovative medical devices they require to advance the delivery of health care.

Bard emerged from 2001 a stronger company than we were going into the year; in fact, the financial performance of the company has never been better. Our revenue growth in 2001, in constant currency, accelerated to 9 percent, up from 8 percent in 2000, and 7 percent in 1999. Net income for the year was $143.2 million and diluted earnings per share was $2.75 – results that did not include any "one-time" items – reflecting growth rates of 14 percent and 12 percent, respectively, over comparable 2000 results. The growth in sales and earnings in 2001 met or exceeded our own forecasts – and the expectations on Wall Street, as well.

The company's cash flow results were even better, generating almost $250 million from operations. This represents a 20 percent increase over the prior year. Cash balances have grown by $151 million, while debt has decreased by $48 million – resulting in a debt to total capital ratio of 17 percent at year end. This exceptional cash flow has allowed us to significantly strengthen our balance sheet, which will serve as the foundation for future growth.

We experienced solid sales growth throughout the year in all four of our product groups. Key growth drivers included the expansion of our radioactive brachytherapy seeds for the treatment of prostate cancer, continued strong momentum in vascular access products, and our new treatments for ventral hernia repair. In addition, growing acceptance of our infection control Foley catheters and the early adoption of our EndoCinch™ product for the treatment of gastroesophageal reflux disease (GERD) also contributed to our success.

Throughout the past year, our employees have stood solidly with us to produce outstanding financial results and deliver high-quality, new products. They have been instrumental in our continuing quest for cutting edge emerging technologies – which are the lifeblood of Bard's growth potential and the defining factor for our business. As we go forward, we do so with a talented and loyal employee base committed to our core tenets. I am profoundly grateful to each of the individuals who, through all of the difficult diversions, kept their eye on the business and recorded these outstanding results.

This year required significant direction and guidance from a loyal and dedicated Board of Directors. Without their interest and active participation, we would not have succeeded in achieving excellent results amidst the year's turmoil. I thank the members of our board for their pivotal role in our accomplishments.

Since my last shareholder letter, one of our longtime directors, Robert P. Luciano, retired from our board after 20 years of distinguished service. Bob, formerly chairman and chief executive officer of Schering-Plough Corporation, was truly a guiding light for our company, and we will miss his valuable business counsel and intuition.

Finally, I want to thank you, our shareholders, for your allegiance to Bard. You recognize our dedication to rewarding your investment, and we are grateful for that acknowledgment. As an owner of this company, your support and confidence in our ability to lead and manage Bard is essential to sustain our success.

Looking to the future, we will focus management's attention on building upon our valuable franchises through new products. Our research and development efforts will continue to improve upon existing products – while the company's financial resources will allow us to invest in new products and technologies to broaden our lines. We will also look to accelerate our R&D investment. In January 2001, we announced a major initiative designed to provide operating savings to fund this incremental investment. This project was temporarily halted while Bard pursued the Tyco merger, and we have recently begun to reassess the various components of this project. It is likely that we will resume certain aspects of this initiative during 2002.

As we advance through 2002, we will:

- Continue to meet the challenges of a health care market under extreme cost containment pressure,
- Succeed in a marketplace, here and abroad, that demands inventive, ground-breaking technology,
- Satisfy customers who place increasing emphasis on price, and
- Provide solutions to a physician community eager to seek new and better ways to treat disease and injuries, and who want to work with companies like ours that are committed to innovation.

We believe Bard is ideally suited to meet these challenges.

We are actively engaged in managing our business to achieve maximum returns for our shareholders. With strong financials, proven leadership in our health care marketplace, consistent performance, and continued openness with our shareholders, we know we will be able to generate even greater shareholder value in this and future years.

Thank you, again, for your unrelenting support. We will continue to work hard to justify your confidence.

Sincerely,



William H. Longfield
Chairman and Chief Executive Officer

March 4, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
Commission File Number 1-6926

C. R. BARD, INC.

(Exact name of registrant as specified in its charter)

New Jersey	22-1454160
(State of incorporation)	(I.R.S. Employer Identification No.)

730 Central Avenue, Murray Hill, New Jersey 07974
(Address of principal executive offices)
Registrant's telephone number, including area code: (908) 277-8000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock - $.25 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [X]

The aggregate market value of the voting stock held by nonaffiliates of the registrant was approximately $2,900,000,000 based on the closing price of stock traded on the New York Stock Exchange on February 28, 2002. As of February 28, 2002, there were 52,522,953 shares of Common Stock, $.25 par value per share, outstanding.

The company's definitive Proxy Statement dated March 15, 2002 has been incorporated by reference with respect to certain information contained therein in Part III of this Form 10-K.

The exhibit index is located in Part IV, Item 14, Page IV-2.

PART I

Item 1. Business

General Development of Business

C. R. Bard, Inc. (the "company" or "Bard") was started by Charles Russell Bard in 1907. One of its first medical products was the silk urethral catheter imported from France. In 1923, the company was incorporated as C. R. Bard, Inc. and distributed an assortment of urological and surgical products. Bard became a publicly traded company in 1963 and five years later was traded on the New York Stock Exchange.

In 1966, Bard acquired the United States Catheter & Instrument Co., a supplier of urological and cardiovascular specialty products. In 1980, Bard acquired its major production source for the Foley catheter, Davol Inc. Numerous other acquisitions were made over the last thirty-five years broadening Bard's product lines. Today, Bard is a leading multinational developer, manufacturer and marketer of health care products. During 2001 and 2000, the company spent approximately $27.0 million and $46.8 million, respectively, for the acquisition of several companies to augment existing product lines. The impact on the company's results of operations was not significant.

2001 net sales of $1.181 billion increased 8% from 2000. Net income for 2001 totaled $143.2 million compared with $106.9 million in 2000. Basic and diluted earnings per share were $2.80 and $2.75, respectively, in 2001. Basic and diluted earnings per share were $2.11 and $2.09, respectively, in 2000.

Acquisition of C.R. Bard by Tyco International - On May 29, 2001, Bard entered into an agreement that provided for the merger of Bard with a subsidiary of Tyco International Ltd. ("Tyco"). On February 6, 2002, Bard and Tyco agreed to terminate the merger agreement. Each party agreed to bear its own costs and expenses. Neither company will pay a break-up fee. Bard anticipates a first quarter 2002 one-time charge associated with the termination of the Tyco merger of approximately $10.0 million on a pre-tax basis.

Cardiology Dispositions - In 1998, the company announced a series of strategic dispositions of its cardiology businesses. The first in this series was the company's 1998 sale of its cardiac cath lab business. This sale resulted in a 1998 pretax gain of $329.2 million ($3.03 per share after tax). Following the sale of the cardiac cath lab business, the company completed in 1999 the sale of its cardiopulmonary business. This disposition resulted in a 1999 pretax gain of $9.2 million ($0.12 per share after tax). In the first quarter of 2000, the company settled all remaining open issues related to the 1998 dispositions of its cardiology businesses and recorded a gain of $15.4 million ($0.19 per share after tax).

Item 1. Business (continued)

Endologix - In 1999, the company entered into an exclusive agreement with Endologix, Inc., a California-based company that had developed an endoluminal graft (ELG) used for the minimally invasive treatment of abdominal aortic aneurysms. The agreement, as amended, included an exclusive and irrevocable option to acquire before the end of the year 2000 all of the remaining capital stock of Endologix, Inc. not already owned by Bard for approximately $42 million. On December 14, 2000 the company announced that it would not exercise its option to acquire the remaining stock of Endologix, Inc. The company recorded a pretax charge of $40.3 million ($0.53 per share after tax) for the write-off of the Endologix option and related assets and liabilities.

Product Group Information

Bard is engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices. Hospitals, physicians and nursing homes purchase approximately 90% of the company's products, most of which are used once and discarded. The company reports its sales around the concept of disease state management. Three of Bard's four major product group categories are: vascular diagnosis and intervention, urological diagnosis and intervention, and oncological diagnosis and intervention. In addition the company maintains and grows its fourth major product group, surgical specialties, and also has a product group of other products.

The following table sets forth for the last three years ended December 31, 2001, the approximate percent contribution by product line to Bard's consolidated net sales on a worldwide basis.

	For the Years Ended December 31,		
	2001	2000	1999
Vascular	21%	22%	22%
Urology	33%	33%	34%
Oncology	23%	23%	23%
Surgery	18%	17%	16%
Other products	5%	5%	5%
Total net sales	100%	100%	100%

General - Historically, Bard has been known for its products in the urological field, where its Foley catheter is the leading device for bladder drainage. Bard's largest product group is the urological diagnosis and intervention category, contributing approximately 33% of consolidated net sales in 2001. Bard continually expands its research toward the improvement of existing products and the development of new ones. It has pioneered the development of disposable medical products for standardized procedures.

Narrative Description of Business

Vascular Diagnosis and Intervention - Bard's line of vascular diagnosis and intervention products includes peripheral angioplasty stents, catheters, guidewires, introducers and accessories, vena cava filters and biopsy devices; electrophysiology products including cardiac mapping and electrophysiology laboratory systems, and diagnostic and temporary pacing electrode catheters; fabrics and meshes and implantable blood vessel replacements.

Urological Diagnosis and Intervention - Bard offers a complete line of urological diagnosis and intervention products including Foley catheters, procedure kits and trays and related urine monitoring and collection systems; ureteral stents; and specialty devices for incontinence, endoscopic procedures and stone removal.

Oncological Diagnosis and Intervention - Bard's line of oncological diagnosis and intervention products includes specialty access catheters and ports and gastroenterological products.

Surgical Specialties - Bard's surgical specialties products include meshes for hernia repair, irrigation devices for orthopaedic and laparoscopic procedures, laparoscopic accessories and topical hemostasis.

International - Bard markets vascular, urological, oncological and surgical specialties products throughout the world. Principal markets are Japan, Canada, the United Kingdom and continental Europe. Approximately 27% of the sales outside the United States are of products manufactured by Bard in its facilities in Australia, Canada, France, Germany, Malaysia and the United Kingdom. The balance of the sales is from products manufactured in the continental United States, Puerto Rico or Mexico for export. Bard's foreign operations are subject to the usual risks of doing business abroad, including restrictions on currency transfer, exchange fluctuations and possible adverse government regulations. See Note 10 in the Notes to Consolidated Financial Statements for additional information.

Competition - The company knows of no published statistics permitting a general industry classification that would be meaningful as applied to the company's variety of products. However, products sold by the company are in substantial competition with those of many other firms, including a number of larger well-established companies. The company depends more on its consistently reliable product quality, dependable service and its ability to develop products to meet market needs than on patent protection, although many of its products are patented or are the subject of patent applications.

Marketing - The company's products are distributed domestically directly to hospitals and other institutions as well as through numerous hospital/surgical supply and other medical specialty distributors with whom the company has distributor agreements. In international markets, products are distributed either directly or through distributors with the practice varying by country. Full-time representatives of the company in domestic and international markets carry on sales promotion. Sales to distributors, which supply the company's products to many end users, accounted for approximately 37% of the company's net sales in 2001, and the five largest distributors combined accounted for approximately 68% of such sales.

Narrative Description of Business (continued)

In order to service its customers, both within and outside the U.S., the company maintains inventories at distribution facilities in most of its principal marketing areas. Orders are normally shipped within a matter of days after receipt, except for items temporarily out of stock, and backlog is normally not significant for the company.

Most of the products sold by the company, whether manufactured by it or by others, are sold under the BARD® trade name or trademark or other trademarks owned by the company. Products manufactured for the company by outside suppliers are produced according to the company's specifications.

Regulation - The development, manufacture, sale and distribution of the company's products are subject to comprehensive government regulation both within and outside the United States. Government regulation, including detailed inspection of and controls over, research and laboratory procedures, clinical investigations, manufacturing, marketing, sampling, distribution, record keeping, storage and disposal practices, substantially increases the time, difficulty and costs incurred in obtaining and maintaining the approval to market newly developed and existing products. Government regulatory actions can result in the seizure or recall of products, suspension or revocation of the authority necessary for their production and sale, and other civil or criminal sanctions.

In the early 1990's, the review time by the United States Food and Drug Administration ("FDA") to clear medical devices for commercial release lengthened and the number of clearances of 510(k) submissions and approval of pre-market applications decreased. In response to public and congressional concern, the FDA Modernization Act of 1997 was adopted with the intent of bringing better definition to the review process. While FDA review times have improved since passage of the 1997 Act, there can be no assurance that the FDA review process will not involve delays or that clearances will be granted on a timely basis.

Medical device laws are also in effect in many of the countries in which the company does business outside the United States. These range from comprehensive device approval requirements for some or all of the company's medical device products to requests for product data or certifications. Inspection of and controls over manufacturing as well as monitoring of device related adverse events are also components of most of these regulatory systems. The number and scope of these requirements are increasing.

Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where the company does business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical therapies. Although the company believes it is well positioned to respond to changes resulting from this worldwide trend toward cost containment, the uncertainty as to the outcome of any proposed legislation or changes in the marketplace precludes the company from predicting the impact these changes may have on future operating results.

Narrative Description of Business (continued)

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are more significant, more complex and tend to involve more long-term contracts than in the past. This enhanced purchasing power may also increase the pressure on product pricing, although management is unable to estimate the potential impact at this time.

Raw Materials - The company uses a wide variety of readily available plastics, textiles, alloys and latex materials for conversion into its devices. These materials are primarily purchased from external suppliers. Certain of the raw materials are available only from single-source suppliers. Materials are purchased from selected suppliers for reasons of quality assurance, sole-source availability, cost effectiveness or constraints resulting from regulatory requirements. Bard works closely with its suppliers to assure continuity of supply while maintaining high quality and reliability. Either party upon short notice can terminate agreements with certain suppliers. The establishment of additional or replacement suppliers for certain materials cannot always be accomplished quickly, due to the FDA approval system, the complex nature of the manufacturing processes employed by many suppliers, or proprietary manufacturing techniques. In addition, in an effort to reduce potential product liability exposure, certain suppliers have terminated or are planning to terminate sales of certain materials to companies that manufacture implantable medical devices. The Biomaterials Access Assurance Act was adopted in 1998 to help ensure availability of raw materials to the manufacturers of medical devices. Management cannot estimate the impact of this law on supplier arrangements at this time. The company's inability to replace a supplier, or a delay in doing so, could result in the company being unable to manufacture and sell certain of its products, including certain of the company's higher margin products.

Environment - The company is subject to various environmental laws and regulations both within and outside the United States. The operations of the company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While the company continues to make capital and operational expenditures relating to compliance with existing environmental laws and regulations, management believes that such compliance will not have a material impact on the company's financial position, results of operations or liquidity.

Employees - The company employs approximately 7,700 persons.

Seasonality - The company's business is not affected to any material extent by seasonal factors.

Research and Development - The company's research and development expenditures amounted to approximately $53,400,000 in 2001, $53,200,000 in 2000 and $53,800,000 in 1999.

Narrative Description of Business (continued)

Intellectual Property - The company owns patents on certain of its products and obtains licenses from others as it deems necessary to its business. The company's policy is to obtain patents on its products whenever practical. Technological advancement characteristically has been rapid in the medical device industry and the company does not consider its business to be materially dependent upon any individual patent.

Item 2. Properties

The executive offices of the company are located in Murray Hill, New Jersey, in facilities that the company owns. Domestic manufacturing and development units are located in Arizona, Georgia, Kansas, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Puerto Rico, Rhode Island, South Carolina and Utah. Sales offices and distribution points are in these locations as well as others. Outside the U.S., the company has plants or offices in Austria, Australia, Belgium, Canada, China, Denmark, Finland, France, Germany, Greece, India, Italy, North Korea, Malaysia, Mexico, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

The company owns approximately 1,900,000 square feet of space in 18 locations and leases approximately 1,000,000 square feet of space in 47 locations. All these facilities are well maintained and suitable for the operations conducted in them.

Item 3. Legal Proceedings

During 1992, the United States Environmental Protection Agency (the "EPA") notified the company that it had been identified as a Potentially Responsible Party ("PRP") in connection with an ongoing investigation of the Solvents Recovery Service of New England site in Southington, Connecticut. Although the full extent of liability in this case is unknown, the company has been identified with less than one-half percent of the total gallonage of waste materials. Beginning in 1995, the company, together with several hundred other parties, entered into two consent orders to perform a remedial investigation and feasibility study and two removal actions with respect to groundwater contamination. The company may become liable for a portion of the costs of future soil remediation. In May 2000, the EPA notified the company that it is a PRP with respect to a satellite site, the Angellio Superfund Site, also in Southington, Connecticut, to which hazardous waste had allegedly been transhipped from the Solvents Recovery Service of New England site. The final resolution of these matters is not expected to have a material adverse impact on the company.

During 1993, the EPA notified the company's Urological division that it might be a PRP relative to cleanup of the Frontier Chemical site in Niagara Falls, New York. In September 1993, the company entered into a consent order concerning the first phase of the cleanup, which was a drum removal action. The company's liability for the first phase was $119,000. A second phase of remedial action involves removal of waste in several large tanks. The company's liability for this phase was assessed at less than $15,000. The third phase of remedial action involves soil and groundwater contamination. The company's responsibility, if any, for cleanup of this phase is unknown at this time, but the final resolution of this matter is not expected to have a material adverse impact on the company.

Item 3. Legal Proceedings (continued)

Davol Inc., a Bard subsidiary, was identified in 1998 as a PRP by the Massachusetts Department of Environmental Protection for two new Superfund sites in Dartmouth and Freetown, Massachusetts. The allegations stem from transhipments of waste from the ReSolve hazardous waste reprocessing facility in Dartmouth, Massachusetts to each of the sites associated with the H&M Drum Company. At this time, Davol Inc. and the other former ReSolve waste generators have agreed to contribute $2,000 towards a fund to finance a site investigation. The final resolution of this matter is not expected to have a material adverse impact on the company.

On June 7, 2000, the Casmalia Resources Site Steering Committee ("Casmalia Committee") notified the company that in the Committee's view, the company is a PRP in connection with the remediation of the Casmalia Disposal Site located in Santa Barbara County, California. The Casmalia Committee identified itself as a group of 54 PRPs that in 1997 entered into a consent decree with the EPA regarding remediation of the site. The Casmalia Committee's stated estimate of the costs of total site remediation was $271,900,000. The EPA has not given any notice to the company with regard to this site. The final resolution of this matter is not expected to have a material adverse impact on the company.

In December of 2001, Bard received a letter from the Georgia Department of Natural Resources alleging that Bard was one of approximately 2,000 PRPs that sent waste to a site in Atlanta, Georgia. The Georgia Department of Natural Resources alleged that it had incurred approximately $790,000 in completing a surface cleanup at the site. The Georgia Department of Natural Resources has requested all of the PRPs to finance an investigation of subsurface conditions at the site. Bard is unable to predict whether it will incur any further associated costs or liabilities, but the final resolution of this matter is not expected to have a material adverse impact on the company.

The company is subject to various legal proceedings and claims including claims of alleged personal injuries as a result of exposure to natural rubber latex gloves distributed by the company and other product liability matters; intellectual property matters and disputes on agreements which arise in the ordinary course of business. The company believes that these legal matters will likely be disposed of over an extended period of time and should not have a material adverse impact on the company.

Item 4. Results of Votes of Security Holders

Not applicable.

Executive Officers of the Registrant

Set forth below is the name, age, position, five-year business history and other information with respect to each executive officer of the company as of March 1, 2002. No family relationships exist among the officers of the company.

Name	Age	Position
William H. Longfield	63	Chairman and Chief Executive Officer and Director
Guy J. Jordan	53	Group President
Timothy M. Ring	44	Group President
John H. Weiland	46	Group President
Charles P. Slacik	47	Senior Vice President and Chief Financial Officer
Susan Alpert Ph.D., M.D.	56	Vice President – Regulatory Sciences
Nadia J. Bernstein	57	Vice President, General Counsel and Secretary
E. Robert Ernest	61	Vice President – Planning and Development
Charles P. Grom	54	Vice President and Controller
Todd C. Schermerhorn	41	Vice President and Treasurer

The Board of Directors elects all officers of the company annually.

William H. Longfield joined Bard in 1989 as Executive Vice President and Chief Operating Officer. Prior to joining the company, he was President and Chief Executive Officer of Cambridge Group, Inc. Previously, Mr. Longfield was Executive Vice President - Operations of Lifemark, Inc. and prior thereto, he was employed by American Hospital Supply Corporation where he held a number of positions including President of the Convertors Division. Mr. Longfield was elected Bard's President and Chief Operating Officer in 1991 and delegated the duties and responsibilities of Chairman and Chief Executive Officer in 1993. He was elected President and Chief Executive Officer in 1994 and elected to his present position in 1995. Mr. Longfield was elected to the Board of Directors in 1990.

Guy J. Jordan joined Bard in 1986 as Director of Research and Development for USCI. He was promoted to Vice President for specialty access products in 1990 for Davol. In 1991, Mr. Jordan was promoted to Vice President and General Manager of Bard Access Systems and became President of the division in 1993. He was elected to Group Vice President in October 1996 and to his present position in April 1997. Prior to joining Bard, Mr. Jordan was with the American Cyanamid Corporation.

Timothy M. Ring joined Bard in 1992 as Vice President - Human Resources. Prior to joining the company, he was with Abbott Laboratories, Inc. for ten years, most recently with their Hospital Products Division as Director of Personnel. Mr. Ring was elected to Group Vice President in 1993 and to his present position in 1997.

Executive Officers of the Registrant (continued)

John H. Weiland joined Bard in 1996 as Group Vice President. Prior to joining the company, he was Senior Vice President at Dentsply International. Mr. Weiland previously served as President and Chief Executive Officer of Pharmacia Diagnostics, Inc. and was with American Hospital Supply and Baxter Healthcare. Mr. Weiland served one year as a White House Fellow in the role of Special Assistant in the Office of Management and Budget. He was elected to his present position in 1997.

Charles P. Slacik joined Bard in 1999 as Senior Vice President and Chief Financial Officer. Prior to joining the company, he was with American Home Products Corporation since 1982 in various financial and operating positions. Mr. Slacik's most recent position at American Home Products was as Chief Operating Officer for Solgar Vitamin and Herb Company. In addition, he served as Senior Vice President of Finance for American Home Products' Whitehall-Robins Healthcare Division and Sherwood-Davis & Geck Corp.; Corporate Controller for American Home Products and Executive Vice President of Whitehall-Robins Healthcare Division.

Susan Alpert, Ph.D., M.D. joined Bard in 2000 in her current position. Prior to joining the company, she was with the Food and Drug Administration in the Center for Devices and Radiological Health as Director of the Office of Device Evaluation from 1993-1999 and most recently in the Center for Food Safety and Applied Nutrition as the Director of Food Safety.

Nadia J. Bernstein joined Bard in 1999 as Vice President, General Counsel and Secretary. Prior to joining Bard, she was Senior Vice President, General Counsel and Assistant Secretary of Montefiore Medical Center in New York City since 1987. Before Montefiore, Ms. Bernstein was a partner in the law firm of Rosenman & Colin where she served as a member of the litigation department and later their corporate department.

E. Robert Ernest joined Bard in 1977 as Director of Market Research and Business Development. Prior to joining Bard, he was with Abbott Laboratories for ten years. Mr. Ernest was promoted to Vice President-Business Development in 1979 and named to his present position in 1994.

Charles P. Grom joined Bard in 1977 as Corporate Accounting Manager and was promoted to Corporate Cost and Budget Manager in 1980. Mr. Grom served as Division Controller for various Bard divisions between 1981 and 1988 when he was promoted to Assistant Corporate Controller. He was elected Controller in 1994 and to his present position in 1995.

Todd C. Schermerhorn joined Bard in 1985 as cost analyst and has held various financial positions including Controller of the Vascular Systems Division and Vice President and Controller of the USCI Division. In 1996, Mr. Schermerhorn was promoted to Vice President and Group Controller for Bard's Global Cardiology Unit. He was promoted to his present position in 1998.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

Market and Market Prices of Common Stock

The company's common stock is traded on the New York Stock Exchange under the symbol: BCR. The following table illustrates the high and low sales prices as traded on the New York Stock Exchange for each quarter during the last two years.

	Quarters				
2001	1st	2nd	3rd	4th	Year
High	$47.63	$57.25	$60.25	$64.95	$64.95
Low	$40.86	$41.60	$43.25	$49.82	$40.86
Close	$45.40	$56.95	$51.41	$64.50	$64.50

2000	1st	2nd	3rd	4th	Year
High	$54.94	$52.00	$53.13	$50.06	$54.94
Low	$35.00	$38.81	$40.19	$40.19	$35.00
Close	$38.69	$48.13	$42.25	$46.56	$46.56

Title of Class	Number of Record Holders of the company's common stock as of February 28, 2002
Common Stock - $.25 par value	5,859

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters (continued)

Dividends

The company paid cash dividends of approximately $43,100,000, or $.84 per share in 2001 and approximately $41,800,000, or $.82 per share in 2000. The following table illustrates the quarterly rate of dividends paid per share.

	Quarters				
	1st	2nd	3rd	4th	Year
2001	$.21	$.21	$.21	$.21	$.84
2000	$.20	$.20	$.21	$.21	$.82

In December 2001, the first quarter 2002 dividend of $.21 per share was declared. The first quarter dividend was paid on February 1, 2002 to shareholders of record on January 21, 2002.

Item 6. Selected Financial Data

For the Years Ended December 31,						
($ in thousands except share and per share amounts)	2001	2000	1999	1998	1997	1996
INCOME STATEMENT DATA Net sales	$1,181,300	$1,098,800	$1,036,500	$1,164,700	$1,213,500	$1,194,400
Net income	$143,200	$106,900	$118,100	$252,300	$72,300	$92,500
BALANCE SHEET DATA						
Total assets	$1,231,100	$1,089,200	$1,126,400	$1,079,800	$1,279,300	$1,332,500
Working capital	$412,900	$302,100	$176,600	$185,700	$252,900	$240,700
Long-term debt	$156,400	$204,300	$158,400	$160,000	$340,700	$342,800
Total debt	$157,200	$205,100	$288,700	$162,000	$443,700	$491,000
Shareholders' investment	$788,700	$613,900	$574,300	$567,600	$573,100	$601,500
COMMON STOCK DATA						
Basic earnings per share	$2.80	$2.11	$2.31	$4.54	$1.27	$1.62
Diluted earnings per share	$2.75	$2.09	$2.28	$4.51	$1.26	$1.61
Cash dividends per share	$.84	$.82	$.78	$.74	$.70	$.66
Shareholders' investment per share	$15.06	$12.06	$11.31	$11.02	$10.09	$10.56
Average common shares outstanding (000's)	51,227	50,699	51,183	55,566	56,971	57,090
Shareholders of record	5,983	7,195	7,344	6,650	7,088	7,371

Item 6. Selected Financial Data (continued)

For the Years Ended December 31,						
SUPPLEMENTARY DATA	2001	2000	1999	1998	1997	1996
Return on average shareholders' investment	20.4%	18.0%	20.7%	44.2%	12.3%	15.9%
Net income/net sales	12.1%	9.7%	11.4%	21.7%	6.0%	7.7%
Days - accounts receivable	52.5	62.9	70.8	72.8	69.6	70.3
Days - inventory	119.0	139.5	158.9	151.9	151.9	151.7
Total debt/total capitalization	16.6%	25.0%	33.5%	22.2%	43.6%	44.9%
Interest expense	$14,200	$19,300	$19,300	$26,400	$32,900	$26,400
Research and development expense	$53,400	$53,200	$53,800	$72,700	$85,800	$77,300
Number of employees	7,700	8,100	7,700	7,700	9,550	9,800
Net sales per employee	$153.4	$135.7	$134.6	$151.3	$127.1	$121.9
Net income per employee	$18.6	$13.2	$15.3	$32.8	$7.6	$9.4

Item 7. Management's Discussion and Analysis of Results of Operations and of Financial Conditions

General

For more than 90 years, C. R. Bard, Inc. has committed its resources to creating innovative solutions to meet the needs of both health care providers and their patients. The company is a global leader in the development, manufacture and supply of products and services to the health care industry. Bard addresses the health care opportunity through disease state management - an approach that expands the focus from products and technologies to the underlying clinical condition, thereby positioning the company as an indispensable partner to the deliverers of health care. Bard is committed to developing leadership franchises within these disease states and using these strategic positions to leverage the company's growth.

Item 7. Management's Discussion and Analysis of Results of Operations and of Financial Conditions (continued)

Summary Results

Bard reported 2001 net sales of $1,181.3 million, up 8% over 2000 net sales of $1,098.8 million. Holding currency rates constant, Bard would have recorded a 9% increase in total net sales over the prior-year period. The company demonstrated growth in each of its four product groups: vascular, urology, oncology and surgery. Bard reported net income of $143.2 million or $2.75 of diluted earnings per share in 2001 compared with net income of $106.9 million or $2.09 of diluted earnings per share in 2000. 2000's earnings included one-time items. Without these one-time items, diluted earnings per share were $2.45 in 2000. Net of one-time items, Bard's margin of net income to net sales improved to 12.1% in 2001 from 11.4% in 2000.

Results of Operations - 2001 vs. 2000

Net sales for 2001 totaled $1,181.3 million, which represented an 8% increase over the prior year net sales of $1,098.8 million. Price reductions and the impact of a stronger dollar had the effect of reducing 2001 net sales by 0.5% and 1.1%, respectively. Excluding negative currency effects, total net sales would have increased 9% in 2001 and 8% in 2000. Due to these negative currency effects, certain comparisons between 2001 and 2000, where indicated, are made holding currency rates constant.

Sales of vascular products increased 4% in 2001 to $250.9 million. On a constant currency basis, these sales increased 6% over the prior year. The electrophysiology franchise continued to show good worldwide growth.

Urology product group sales increased 8% in 2001 to $390.1 million and increased 9% on a constant currency basis over the prior year. Both the infection control Foley catheter and brachytheraphy products demonstrated solid sales growth.

Sales of oncology products increased 9% in 2001 to $274.6 million. The company's EndoCinch™ endoscopic suturing system, which is used to treat gastroesophageal reflux disease (GERD), and bronchoscopy products continue to grow. Gastroenterological products showed particularly strong growth internationally.

Sales of surgery products grew 12% in 2001 to $205.2 million, led by the mesh product lines, used primarily in hernia repair. On a constant currency basis, these sales increased 13% over the prior year.

Other product sales of $60.5 million in 2001 remained comparable to prior year's net sales on a constant currency basis. This product group includes irrigation, wound drainage and certain OEM products.

Net sales by product group for the last three years (in thousands) are:

	2001	2000	1999
Vascular	$250,900	$241,200	$226,200
Urology	390,100	361,200	353,600
Oncology	274,600	253,000	238,000
Surgery	205,200	182,600	164,500
Other products	60,500	60,800	54,200
Total net sales	$1,181,300	$1,098,800	$1,036,500

Sales in the U.S. rose 9% to $862.5 million and represented 73% of total net sales. Surgery products provided the best growth domestically. Sales outside the U.S. increased 3% to $318.8 million and represented 27% of net sales. Oncology products demonstrated the best growth internationally. For the year, excluding negative currency effects, net sales outside the U.S. would have increased 7%.

Bard markets its products through direct selling organizations and selected distributors throughout the world. The geographic breakdown, in percent, of net sales for each of the last three years is presented below:

	2001	2000	1999
United States	73%	72%	71%
Europe	17%	17%	19%
Japan	5%	5%	5%
Rest of World	5%	6%	5%
Total net sales	100%	100%	100%

Cost of goods sold as a percent of net sales increased to 46.6% in 2001 from 45.4% in 2000. Product mix and the impact of currency contributed to this increase.

As a percent of sales, marketing, selling and administrative expense was 30.8%, compared with the prior-year figure of 32.0%. Research and development expense of $53.4 million in 2001 remained flat with the prior year and was complemented by $44.7 million of spending for acquired technologies. Interest expense was $14.2 million in 2001 compared to $19.3 million in 2000, reflecting lower interest rate and debt levels.

Please refer to Note 9, Other (Income) Expense, Net, of the Notes to Consolidated Financial Statements for a summary of items in this category for the last three years. In 2000, the company announced that it would not exercise its option to acquire the remaining capital stock of Endologix, Inc., a California-based company that had developed an endoluminal graft (ELG) used for the minimally invasive treatment of abdominal aortic aneurysms. As a result, other (income) expense, net included a pretax charge of $40.3 million ($0.53 per share after tax) for the write-off of the Endologix option and related assets and liabilities.

The company recorded one-time gains in 2000, 1999 and 1998 related to the series of dispositions of its cardiology product lines. In the first quarter of 2000, the company settled all remaining open issues related to these dispositions and recorded a gain of $15.4 million ($0.19 per share after tax). Please refer to Note 2, Acquisitions and Dispositions, of the Notes to Consolidated Financial Statements for additional disclosure.

The effective tax rate was 30.1% in 2001 and 30.6% in 2000.

Net Income

In 2001, Bard reported net income of $143.2 million or diluted earnings per share of $2.75. The results for 2001 did not include any one-time items.

In 2000, Bard reported net income of $106.9 million or diluted earnings per share of $2.09. Foreign exchange and the company's dialysis catheter recall negatively impacted 2000 results by approximately $0.11 and $0.09 per share, respectively. The company recorded several one-time items during 2000. Excluding the after-tax charge relating to the company's decision not to exercise the Endologix option ($0.53 per share after tax), and the net after-tax gain associated with other one-time items, primarily asset dispositions and legal settlements ($0.17 per share after tax), diluted earnings per share was $2.45.

In January 2001, Bard announced a major initiative designed to provide operating savings to fund incremental investment in research and development. This project was temporarily halted while the company pursued its merger with Tyco. The company has recently begun to reassess the various components of this project. It is likely that the company will resume certain aspects of this initiative during 2002. Please refer to the company's statement on forward-looking information on page II-11.

Item 7. Management's Discussion and Analysis of Results of Operations and of Financial Conditions (continued)

Results of Operations - 2000 vs. 1999

Net sales for 2000 totaled $1,098.8 million, which represented a 6% increase over the prior year net sales of ongoing products of $1,036.5 million. Price reductions and the impact of a stronger dollar had the effect of reducing 2000 reported net sales by 1.3% and 2.3%, respectively.

Sales of vascular products rose 7% in 2000. The peripheral technology and electrophysiology franchises continued to show strong worldwide growth. Urology product sales grew 2% in 2000. Both the infection control Foley catheter and brachytherapy products demonstrated solid sales growth. Sales of oncology products increased 6% in 2000. Both the EndoCinch endoscopic suturing system and bronchoscopy products were introduced in 2000. Specialty access devices also showed good growth. Sales of surgery products grew 11% in 2000, propelled by high worldwide growth of mesh products, used primarily for hernia repair.

Net sales in the U.S. of ongoing products rose 8% in 2000 to $788.3 million as compared to 1999. Surgery products provided the best growth domestically. Net sales of ongoing products outside the U.S. increased 2% to $310.5 million with oncology products demonstrating the best growth internationally. Cost of goods sold as a percent of net sales increased to 45.4% in 2000 from 44.6% in 1999. Pricing pressures, the impact of currency, product recalls and lower margin OEM business all contributed to this increase.

Marketing, selling and administrative expense in 2000 was 32%, essentially flat as compared with the prior-year figure of 31.9% in 1999. Research and development expense remained consistent with the prior year at $53.2 million and was complemented by $68.6 million of spending for acquired technologies. Interest expense was $19.3 million in 2000, also consistent with the prior year.

Please refer to Note 9, Other (Income) Expense, Net, of the Notes to Consolidated Financial Statements for a summary of items in this category for the last three years. In 2000, the company announced that it would not exercise its option to acquire the remaining capital stock of Endologix, Inc., a California-based company that had developed an endoluminal graft (ELG) used for the minimally invasive treatment of abdominal aortic aneurysms. As a result, the company recorded a pretax charge of $40.3 million ($0.53 per share after tax) for the write-off of the Endologix option and related assets and liabilities. Other (income) expense, net, in 1999 included a pretax charge of $8.4 million for the write-down of impaired assets. The company recorded one-time gains in 2000, 1999 and 1998 related to the series of dispositions of its cardiology product lines. In the first quarter of 2000, the company settled all remaining open issues related to these dispositions and recorded a gain of $15.4 million ($0.19 per share after tax). Please refer to Note 2, Acquisitions and Dispositions, of the Notes to Consolidated Financial Statements for additional disclosure.

The effective tax rate was 30.6% in 2000 and 31.9% in 1999.

Item 7. Management's Discussion and Analysis of Results of Operations and of Financial Conditions (continued)

Net Income

In 2000, Bard reported net income of $106.9 million or diluted earnings per share of $2.09. Foreign exchange and the company's dialysis catheter recall negatively impacted 2000 results by approximately $0.11 and $0.09 per share, respectively. The company recorded several one-time items during 2000. Excluding the after-tax charge relating to the company's decision not to exercise the Endologix option ($0.53 per share after tax), and the net after-tax gain associated with other one-time items, primarily asset dispositions and legal settlements ($0.17 per share after tax), diluted earnings per share was $2.45.

In 1999, Bard reported net income of $118.1 million or diluted earnings per share of $2.28. Excluding the impact of the after-tax gain on the sale of the cardiopulmonary business of $0.12 per share and the after-tax loss associated with the fourth quarter write-down of impaired assets of $0.11 per share, diluted earnings per share was $2.27.

Financial Condition and Liquidity

Bard's financial condition remains strong. Total debt was $157.2 million at December 31, 2001, down from $205.1 million at December 31, 2000. This decrease was the result of improved operating cash flow. Total debt to total capitalization was 16.6% at December 31, 2001, compared to 25.0% at December 31, 2000. In addition, Bard increased its cash and marketable securities position to $271 million at December 31, 2001 from $119.7 million at December 31, 2000. Shareholders' investment was impacted in 2001 by the repurchase of $17.5 million of common stock.

In 2000, the company replaced its maturing $300 million committed credit facility with a $200 million five-year committed credit facility that matures in May 2005 and a $100 million 364-day committed credit facility that matures in May 2002. These facilities support an actively used commercial paper program. These facilities carry variable market rates of interest and require annual commitment fees. At December 31, 2001, there were no borrowings under these facilities. Bard maintains uncommitted credit lines with banks for short-term cash needs and these lines were used as needed during the last three years. At December 31, 2001, the unused uncommitted lines of credit totaled $50.0 million. There were no outstanding borrowings against uncommitted lines at December 31, 2001 and 2000.

Cash provided from operations continued to be the company's primary source of funds to finance operating needs, capital expenditures and dividend payments. The company believes it could borrow adequate funds at competitive terms and rates, should it be necessary. This overall financial strength gives Bard sufficient financing flexibility.

Total cash outlays made for the purchase of businesses, patents, trademarks, purchase rights, and other related items were approximately $45 million in 2001, $69 million in 2000 and $48 million in 1999. The majority of these investments were for intangible assets, reflecting the premium over book value for these purchases. These cash outlays were financed with cash from operations and additional debt.

Periodically, the company purchases its common stock in the open market to provide shares for issuance under various employee stock plans. In connection with the announced sale of the cardiology businesses, the Board of Directors in July of 1998 authorized the purchase from time to time of up to 10 million shares of common stock. Total shares purchased were 401,500 in 2001, 420,300 in 2000, and 1,629,600 in 1999. 1,853,400 shares remain under the 10 million share purchase authorization.

The company periodically enters into foreign exchange contracts and options to reduce its exposure to fluctuations in currency values. These contracts, which have not been significant, have been exclusively for the forward purchase of, and options in, currencies in which the company has known or anticipated sales or payments. Monetary assets of the company held in foreign currencies have relatively short maturities and are denominated in currencies that have not experienced wide, short-term fluctuations in their equivalent U.S. dollar values.

On January 1, 1999, the eleven original member countries of the European Union began the transition to a common currency, the Euro. These participating countries expect the Euro transition to be completed by July 2002. The company has addressed potential Euro-related issues including pricing/marketing strategy, conversion of computer systems, existing contracts and currency risk in the participating countries. At the present time, management does not believe the Euro conversion has had or will have a material impact on the company's business.

Use of Estimates and Cautionary Factors That May Effect Future Results

The consolidated financial statements include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, returns and allowances, depreciable/amortizable lives, pension assumptions, inventory realization and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The company is not aware of reasonably likely events or circumstances that would result in different amounts being recorded that would have a material impact on results of operations or financial condition.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained herein or in other company documents and certain statements that may be made by management of the company orally may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies, such as legal proceedings, and financial results. Because actual results are affected by risks and uncertainties, the company cautions investors that actual results may differ materially from those expressed or implied. It is not possible to predict or identify all such risks and uncertainties, but factors that could cause the actual results to differ materially from expected and historical results include, but are not limited to: health care industry consolidation resulting in customer demands for price concessions and contracts that are more complex and have longer terms; competitive factors, including competitors' attempts to gain market share through aggressive marketing programs, the development of new products or technologies by competitors and technological obsolescence; reduction in medical procedures performed in a cost-conscious environment; the lengthy approval time by the FDA or other government authorities to clear medical devices for commercial release; unanticipated product failures; legislative or administrative reforms to the U.S. Medicare and Medicaid systems or other U.S. or non-U.S. reimbursement systems in a manner that would significantly reduce reimbursements for procedures using the company's medical devices; delays or denials of, or grants of low levels of reimbursement for procedures using newly developed devices; the acquisition of key patents by competitors that would have the effect of excluding the company from new market segments; the uncertainty of whether increased research and development expenditures will result in increased sales; unpredictability of existing and future litigation including litigation regarding product liability such as claims of alleged personal injuries as a result of exposure to natural rubber latex gloves distributed by the company as well as other product liability matters, and intellectual property matters and disputes on agreements which arise in the ordinary course of business; government actions or investigations affecting the industry in general or the company in particular; future difficulties obtaining product liability insurance on reasonable terms; efficacy or safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; uncertainty related to tax appeals and litigation; future difficulties obtaining necessary components used in the company's products and/or price increases from the company's suppliers of critical components; economic factors that the company has no control over, including changes in inflation, foreign currency exchange rates and interest rates; other factors that the company has no control over, including earthquakes, floods, fires and explosions; risks associated with maintaining and expanding international operations; and the risk that the company may not achieve manufacturing or administrative efficiencies as a result of the company's restructuring, the integration of acquired businesses or divestitures. The company assumes no obligation to update forward-looking statements as circumstances change. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Financial Statement Schedules

Schedules are omitted because they are not applicable, are not required or the information required is included in the financial statements or notes thereto.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of C. R. Bard, Inc.:

We have audited the accompanying consolidated balance sheets of C. R. Bard, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. R. Bard, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey

January 29, 2002

C. R. BARD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(thousands of dollars except per share amounts)

	For the Years Ended December 31,		
	2001	2000	1999
Net sales	$1,181,300	$1,098,800	$1,036,500
Costs and expenses:			
Cost of goods sold	550,500	499,300	462,300
Marketing, selling and administrative	364,200	352,000	330,500
Research and development	53,400	53,200	53,800
Interest expense	14,200	19,300	19,300
Gain from dispositions of cardiology businesses	- - -	(15,400)	(9,200)
Other (income) expense, net	(5,900)	36,400	6,500
Total costs and expenses	976,400	944,800	863,200
Income before taxes	204,900	154,000	173,300
Income tax provision	61,700	47,100	55,200
Net income	$143,200	$106,900	$118,100
Basic earnings per share	$2.80	$2.11	$2.31
Diluted earnings per share	$2.75	$2.09	$2.28

The accompanying notes to consolidated financial statements are an integral part of these statements.

C. R. BARD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
(thousands of dollars except share and per share amounts)

	Common Shares	Stock Amount	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehen-sive Loss	Unearned Compensation	Total
Balance at December 31, 1998	51,497,564	$12,900	$132,300	$453,600	$(23,100)	$(8,100)	$567,600
Net income				118,100			118,100
Currency translation adjustments					(25,500)		(25,500)
Comprehensive income							92,600
Cash dividends ($.78 per share)				(40,100)			(40,100)
Treasury stock retired	(1,629,600)	(400)		(82,300)			(82,700)
Employee stock plans	913,893	200	21,200	24,200		(8,700)	36,900
Balance at December 31, 1999	50,781,857	12,700	153,500	473,500	(48,600)	(16,800)	574,300
Net income				106,900			106,900
Currency translation adjustments					(31,600)		(31,600)
Comprehensive income							75,300
Cash dividends ($.82 per share)				(41,800)			(41,800)
Treasury stock retired	(420,300)	(100)		(17,700)			(17,800)
Employee stock plans	547,057	100	23,800	(1,500)		1,500	23,900
Balance at December 31, 2000	50,908,614	12,700	177,300	519,400	(80,200)	(15,300)	613,900
Net income				143,200			143,200
Currency translation adjustments					3,800		3,800
Comprehensive income							147,000
Cash dividends ($.84 per share)				(43,100)			(43,100)
Treasury stock retired	(401,500)	(100)		(17,500)			(17,600)
Employee stock plans	1,876,604	500	84,400	100		3,500	88,500
Balance at December 31, 2001	52,383,718	$13,100	$261,700	$602,100	$(76,400)	$(11,800)	$788,700

The accompanying notes to consolidated financial statements are an integral part of these statements.

C. R. BARD, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(thousands of dollars except share and par amounts)

ASSETS	December 31,	
Current assets:	2001	2000
Cash	$30,800	$21,300
Short-term investments	240,200	98,400
Accounts receivable, less reserve of $13,900 and $14,500, respectively	176,800	195,800
Inventories	182,000	193,500
Other current assets	17,600	17,600
Total current assets	647,400	526,600
Property, plant and equipment, at cost		
Land	5,800	5,800
Buildings and improvements	117,800	116,700
Machinery and equipment	169,300	159,100
	292,900	281,600
Less - accumulated depreciation and amortization	135,000	126,100
Net property, plant and equipment	157,900	155,500
Intangible assets, net of amortization	372,900	356,200
Other assets	52,900	50,900
	$1,231,100	$1,089,200
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current liabilities:		
Short-term borrowings and current maturities of long-term debt	$800	$800
Accounts payable	43,600	56,000
Accrued compensation and benefits	54,900	40,000
Accrued expenses	102,300	96,200
Federal and foreign income taxes	32,900	31,500
Total current liabilities	234,500	224,500
Long-term debt	156,400	204,300
Other long-term liabilities	51,500	46,500
Commitments and contingencies	- - -	- - -
Shareholders' investment:		
Preferred stock, $1 par value, authorized 5,000,000 shares; none issued	- - -	- - -
Common stock, $.25 par value, authorized 300,000,000 shares; issued and outstanding 52,383,718 shares in 2001 and 50,908,614 shares in 2000	13,100	12,700
Capital in excess of par value	261,700	177,300
Retained earnings	602,100	519,400
Accumulated other comprehensive loss	(76,400)	(80,200)
Unearned compensation	(11,800)	(15,300)
Total shareholders' investment	788,700	613,900
	$1,231,100	$1,089,200

The accompanying notes to consolidated financial statements are an integral part of these statements.

C. R. BARD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars)

	For the Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$143,200	$106,900	$118,100
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	53,200	49,600	49,100
Net gain on product line sales and asset dispositions, net of tax	- - -	(16,000)	(6,000)
Deferred income taxes	3,000	14,000	16,300
Expenses under stock plans	6,200	5,800	6,000
Other noncash items	(800)	36,000	11,200
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	23,400	1,900	(3,600)
Inventories	11,300	2,500	(28,700)
Other assets	(7,400)	2,100	23,300
Current liabilities, excluding debt and including tax benefits from employee option exercises of $8,600, $2,100, and $4,600 in 2001, 2000 and 1999, respectively	10,700	(1,200)	(86,300)
Other long-term liabilities	5,300	5,100	(8,900)
Net cash provided by operating activities	248,100	206,700	90,500
Cash flows from investing activities:			
Capital expenditures	(27,400)	(19,400)	(26,100)
Net proceeds from sales of product lines	- - -	32,000	9,000
Payments made for purchases of businesses	(27,000)	(46,800)	- - -
Patents, trademarks and other	(17,700)	(21,800)	(47,700)
Net cash (used in) investing activities	(72,100)	(56,000)	(64,800)
Cash flows from financing activities:			
Common stock issued for options and benefit plans	83,300	19,700	22,500
Purchase of common stock	(17,500)	(17,800)	(82,700)
(Proceeds from) repayments of long-term borrowings, net	(47,900)	46,400	(1,000)
(Repayments of) proceeds from short-term borrowings, net	- - -	(129,400)	128,500
Dividends paid	(43,100)	(41,800)	(40,100)
Net cash (used in) provided by financing activities	(25,200)	(122,900)	27,200
Effect of exchange rate changes on cash	(2,600)	(6,400)	(1,400)
Cash and cash equivalents:			
Net increase during the year	148,200	21,400	51,500
Balance at January 1	114,100	92,700	41,200
Balance at December 31	$262,300	$114,100	$92,700

The accompanying notes to consolidated financial statements are an integral part of these statements.

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C. R. Bard, Inc. (the "company" or "Bard") is a leading multinational developer, manufacturer and marketer of health care products. The company markets its products worldwide to hospitals, individual health care professionals, extended care facilities and alternate site facilities. Bard holds strong market positions in products used for vascular, urological and oncological diagnosis and intervention. Bard also has a surgical products group.

1. Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The accounts of most foreign subsidiaries are consolidated as of November 30. No events occurred related to these foreign subsidiaries in December 2001, 2000 or 1999 that materially affected the financial position or results of operations. Unincorporated joint ventures are recorded under the equity method of accounting. The company has a 50% ownership in Medicon, a Japanese joint venture. The company's investment in Medicon was $12,600,000 at December 31, 2001 and $10,500,000 at December 31, 2000. The company has no unconsolidated subsidiaries or Special Purpose Entities ("SPEs").

Foreign Currency - Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that the revenues, costs and expenses are translated at average current rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders' investment. Any foreign currency gains or losses related to transactions are charged to other (income) expense, net. See Note 9. Other (Income) Expense, Net.

Revenue Recognition - The company recognizes revenue from product sales when the goods are shipped to its customers. For certain products, the company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the company is notified that the product has been used by the customer.

Earnings Per Share - "Basic earnings per share" represents net income divided by the weighted average shares outstanding. "Diluted earnings per share" represents net income divided by weighted average shares outstanding adjusted for the incremental dilution of outstanding employee stock options and awards. Unless indicated otherwise, per share amounts are calculated on a diluted basis.

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies (continued)

A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows:

	2001	2000	1999
Average common shares outstanding	51,226,879	50,699,133	51,183,473
Incremental common shares issuable: stock options and awards	773,923	522,535	698,436
Average common shares outstanding assuming dilution	52,000,802	51,221,668	51,881,909

Short-term Investments - Short-term investments that have a maturity of ninety days or less are considered cash equivalents and amounted to $231,500,000 and $92,800,000 as of December 31, 2001 and 2000, respectively. Short-term investments are stated at cost, which approximates their market value.

Inventories - Inventories are stated at the lower of cost or market. Certain domestic inventories are accounted for using the last-in-first-out ("LIFO") method of determining costs. All other inventories are accounted for using the first-in-first-out ("FIFO") method. Due to changing technologies and cost containment the difference between the valuation under the LIFO method and the FIFO method is not significant. The following is a summary of inventories at December 31:

(thousands of dollars)	2001	2000
Finished goods	$97,300	$98,200
Work in process	57,100	64,100
Raw materials	27,600	31,200
Total	$182,000	$193,500

1. Significant Accounting Policies (continued)

Long-lived Assets - The company periodically evaluates its long-lived assets to determine whether an impairment has occurred. If this evaluation indicates that the remaining estimated useful life of an asset requires revision or that an asset is unrecoverable, the carrying amount of the asset is reduced by the estimated shortfall of cash flows on a discounted basis. Please refer to Note 9, Other (Income) Expense, Net, for a discussion of the company's asset impairment charges.

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives for property and equipment are as follows:

Buildings and improvements	5 to 40 years
Machinery and equipment	5 to 8 years

Depreciation expense was approximately $26,200,000 in 2001, $24,800,000 in 2000 and $25,900,000 in 1999.

Other intangible assets are amortized primarily over periods of 2-15 years, as appropriate. Amortization expense for other intangible assets was approximately $13,800,000 in 2001, $12,100,000 in 2000 and $11,800,000 in 1999.

As of December 31, intangible assets include the following:

(thousands of dollars)	2001	2000
Gross goodwill	$407,100	$379,900
Goodwill accumulated amortization	(98,800)	(87,800)
Gross other intangibles (primarily patents)	209,500	194,900
Other intangible accumulated amortization	(144,900)	(130,800)
Intangible assets, net	$372,900	$356,200

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies (continued)

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 requires that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented, or exchanged. FAS 141 was effective for all business combinations initiated after June 30, 2001. FAS 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. FAS 142 is effective for fiscal years beginning after December 15, 2001.

FAS 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and, if necessary, the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. Goodwill recognized on or before June 30, 2001 shall be assigned to one or more reporting units and shall be tested for impairment as of the beginning of the fiscal year in which FAS 142 is initially applied in its entirety.

The company is assessing the potential impact of the adoption of FAS 142 which is effective as of January 1, 2002. The reassessment of intangible assets must be completed during the first quarter of 2002 and the assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of 2002. The company anticipates that the majority of the goodwill recognized prior to July 1, 2001 will no longer be amortized effective January 1, 2002. The largest single item in goodwill relates to the company's acquisition of IMPRA in 1996. The net amount of goodwill for IMPRA was approximately $121,300,000 and $124,800,000 at December 31, 2001 and 2000, respectively. Total goodwill amortization was $13,200,000, $12,700,000 and $11,400,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired.

1. Significant Accounting Policies (continued)

FAS 144 retains the basic provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. FAS 144 is effective for fiscal years beginning after December 15, 2001, and the interim periods within.

Concentrations of Credit Risk - Financial instruments, which potentially subject the company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable. The company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national health care systems in several countries. Although the company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies.

Sales to distributors, which supply the company's products to many end users, accounted for approximately 37% of the company's net sales in 2001, and the five largest distributors combined accounted for approximately 68% of such sales.

Derivative Instruments - The FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement of Financial Accounting Standards No. 138, ("FAS 133"). FAS 133 was effective for Bard as of January 1, 2001. FAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS 133 requires that changes in the derivative's fair value be recognized in either income or other comprehensive income, depending on the designated purpose of the derivative. The application of FAS 133 did not have a material effect on the financial statements presented herein.

Use of Estimates - The company's consolidated financial statements and related disclosures have been prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include amounts based on estimates and assumptions of management.

1. Significant Accounting Policies (continued)

These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions and Dispositions

During 2001 and 2000, the company spent approximately $27.0 million and $46.8 million, respectively, for the acquisition of several companies to augment existing product lines. The impact on the company's results of operations was not significant.

Cardiology Dispositions - In 1998, the company announced a series of strategic dispositions of its cardiology businesses. The first in the series was the company's 1998 sale of its cardiac cath lab business. This sale resulted in a 1998 pretax gain of $329.2 million ($3.03 per share after tax). Following the sale of the cardiac cath lab business, the company completed in 1999 the sale of its cardiopulmonary business. This disposition resulted in a 1999 pretax gain of $9.2 million ($0.12 per share after tax). In the first quarter of 2000, the company settled all remaining open issues related to the 1998 dispositions of its cardiology businesses and recorded a pretax gain of $15.4 million ($0.19 per share after tax).

Endologix - In 1999, the company entered into an exclusive agreement with Endologix, Inc., a California-based company that had developed an endoluminal graft (ELG) used for the minimally invasive treatment of abdominal aortic aneurysms. The agreement, as amended, included an exclusive and irrevocable option to acquire before the end of 2000 all of the remaining capital stock of Endologix, Inc. not already owned by Bard for approximately $42 million. On December 14, 2000 the company announced that it would not exercise its option to acquire the remaining stock of Endologix, Inc. The company recorded a pretax charge of $40.3 million ($0.53 per share after tax) for the write-off of the Endologix option and related assets and liabilities. Please refer to Note 9, Other (Income) Expense, Net.

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Income Tax Expense

Income tax expense consists of the following:

(thousands of dollars)	2001	2000	1999
Current provision:			
Federal	$36,900	$14,500	$22,200
Foreign	14,500	14,400	11,300
State	7,300	4,200	5,400
	58,700	33,100	38,900
Deferred provision:			
Federal	1,700	13,300	16,400
Foreign	100	(100)	(600)
State	1,200	800	500
	3,000	14,000	16,300
Total	$61,700	$47,100	$55,200

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of assets and liabilities. At December 31, 2001, the company's net deferred tax assets amounted to approximately $16,800,000, which are recorded in other current assets and other assets. This amount principally comprises the tax effects of the differences between tax and financial accounting treatment of employee benefits of $19,000,000 and accrued expenses and other temporary differences of $4,800,000, offset by the effect of accelerated depreciation of $7,000,000.

3. Income Tax Expense (continued)

The following is a reconciliation between the effective tax rates and the statutory rates:

	2001	2000	1999
U.S. federal statutory rate	35%	35%	35%
State income taxes net of federal income tax benefits	3	3	3
Operations taxed at less than the U.S. statutory rate	(9)	(9)	(8)
Other, net	1	2	2
Effective tax rate	30%	31%	32%

Cash payments for income taxes were $47,100,000, $30,200,000 and $52,500,000 in 2001, 2000 and 1999, respectively. The company has not provided for federal income taxes on the undistributed earnings of its foreign operations as it is the company's intention to permanently reinvest undistributed earnings (approximately $710,900,000 as of December 31, 2001).

4. Short-Term Borrowings and Long-Term Debt

The company maintains uncommitted lines of credit, a commercial paper program and committed credit facilities that support the company's commercial paper program. The committed facilities can also be used for other corporate purposes. Commercial paper borrowings amounted to $0 and $47,100,000 at December 31, 2001 and 2000, respectively.

The maximum amount of commercial paper outstanding during 2001 was approximately $57,500,000 with an average outstanding balance of $31,200,000 and an effective interest rate of 5.11%.

At December 31, 2001, the company had no short-term uncommitted borrowings and had available unused lines under its uncommitted lines of credit of $50,000,000. In 2000, the company replaced its maturing $300 million committed credit facility with a $200 million five-year committed facility that matures in May 2005 and a $100 million 364-day committed facility that matures in May 2002. At December 31, 2001, there were no borrowings under these facilities, which carry a variable market rate of interest and require an annual commitment fee. The entire balance of commercial paper outstanding at December 31, 2000 was classified as long-term debt since the company had the ability through its renegotiated committed credit lines to refinance these amounts on a long-term basis.

4. Short-Term Borrowings and Long-Term Debt (continued)

The following is a summary of long-term debt at December 31:

(thousands of dollars)	2001	2000
6.70% notes due 2026	$149,900	$149,900
7.80% mortgage loan	2,200	2,900
Commercial paper	---	47,100
Other long-term debt	5,100	5,200
	157,200	205,100
Less: amounts classified as current	800	800
Total	$156,400	$204,300

The 6.70% notes due 2026 may be redeemed at the option of the note holder on December 1, 2006, at a redemption price equal to the principal amount. The market value of the notes approximates $154,100,000 at December 31, 2001. Interest expense in 2001, 2000 and 1999 approximated the cash outlay in each year. At December 31, 2001, the aggregate maturities of long-term debt were as follows: 2002 - $800,000; 2003 - $800,000; 2004 - $4,100,000; 2005 - $100,000; 2006 - $150,600,000; 2007 and thereafter - $800,000.

Certain of the company's debt agreements contain customary representations, warranties and default provisions as well as restrictions that, among other things, require the maintenance of minimum net worth and operating cash flow levels and limit the amount of debt that the company may have outstanding. As of December 31, 2001, the company was in compliance with all such covenants.

The company enters into foreign exchange forward contracts and options to help reduce the exposure to fluctuations between certain currencies. The notional amount of forward contracts outstanding was $200,000 and $500,000 at December 31, 2001 and December 31, 2000, respectively. These contracts create limited earnings volatility because gains and losses associated with exchange rate movements are generally offset by movements in the underlying hedged item. See Note 1, Significant Accounting Policies for a discussion of Derivative Instruments.

5. Commitments and Contingencies

The company is subject to various legal proceedings and claims, including claims of alleged personal injuries as a result of exposure to natural rubber latex gloves distributed by the company and other product liability matters, environmental matters, intellectual property matters and disputes on agreements which arise in the ordinary course of business. The company believes that these legal matters will likely be disposed of over an extended period of time and should not have a material adverse impact on the company's consolidated financial position or results of operations.

The company is committed under noncancelable operating leases involving certain facilities and equipment. The minimum annual rentals under the terms of these leases are as follows: 2002 - $15,200,000; 2003 - $12,100,000; 2004 - $8,800,000; 2005 - $4,000,000; 2006 - $3,600,000 and thereafter - $7,400,000. Total rental expense for all leases approximated $19,700,000 in 2001, $20,600,000 in 2000 and $19,600,000 in 1999.

6. Stock Rights

In October 1995, the company's Board of Directors declared a dividend distribution of one Common Share Purchase Right (the "Rights") for each outstanding share of Bard common stock. These Rights, which will expire in October 2005, trade with the company's common stock. Such Rights are not presently exercisable and have no voting power. In the event a person acquires 20% or more, or makes a tender or exchange offer for 30% or more of Bard's common stock, the Rights detach from the common stock and become exercisable and entitle a holder to buy one share of common stock at $120.00 (adjustable to prevent dilution).

If, after the Rights become exercisable, Bard is acquired or merged, each Right will entitle its holder to purchase $240 market value of the surviving company's stock for $120, based upon the current exercise price of the Rights. The company may redeem the Rights, at its option, at $0.05 per Right, prior to a public announcement that any person has acquired beneficial ownership of at least 20% of Bard's common stock. These Rights are designed primarily to encourage anyone interested in acquiring Bard to negotiate with the Board of Directors. There are 60 million shares of common stock reserved for issuance upon exercise of the Rights.

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Shareholders' Investment

The company grants stock options, stock awards and restricted stock under various plans to certain directors, officers and employees. At December 31, 2001, approximately 1,387,164 shares were reserved for issuance under these plans. In addition, the company has two share purchase plans.

Stock Options - The company grants stock options to directors and certain officers and employees at prices equal to the market value of the shares at the date of grant. Currently outstanding options become exercisable over a four to nine year period. Certain option grants in 1997 and substantially all option grants from 1998 on have acceleration features based upon performance criteria. During 1999, the company made a special award of approximately 661,500 performance-based stock options at a price equal to the market value of the shares at the date of grant. During 2001, the company made a special award of approximately 1,207,500 performance-based stock options at a price equal to the market value of the shares at the date of grant. These performance-based stock options become exercisable on their ninth anniversary after the date of grant or on an accelerated basis when the company reaches certain performance criteria.

The following tables summarize information about stock option activity and amounts:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding December 31, 1998	3,353,345	$32.55	
(1,905,996 exercisable)			
Granted	1,432,212	$49.74	$15.03
Exercised	(704,233)	$30.65	
Canceled	(144,510)	$32.20	
Options outstanding December 31, 1999	3,936,814	$39.13	
(2,271,744 exercisable)			
Granted	832,992	$49.98	$15.87
Exercised	(396,593)	$31.06	
Canceled	(167,773)	$44.16	
Options outstanding December 31, 2000	4,205,440	$41.84	
(2,043,641 exercisable)			
Granted	1,384,000	$43.82	$13.24
Exercised	(1,704,828)	$40.48	
Canceled	(176,471)	$48.15	
Options outstanding December 31, 2001	3,708,141	$42.90	
(2,218,725 exercisable)			

7. Shareholders' Investment (continued)

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$10 to 30	395,707	2.6	$26.38	395,707	$26.38
$30 to 35	183,453	4.4	$32.85	182,674	$32.84
$35 to 40	284,333	5.4	$37.20	283,208	$37.19
$40 to 45	1,539,500	8.8	$43.16	716,075	$42.66
$45 to 50	443,811	7.6	$48.19	395,786	$48.13
$50 to 55	861,337	7.8	$51.31	245,275	$51.56
$10 to 55	3,708,141	7.3	$42.90	2,218,725	$40.21

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), the fair value of stock-based compensation is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma disclosure purposes.

	2001	2000	1999
Dividend yield	1.6%	2%	2%
Risk-free interest rate	4.33%	5.06%	6.58%
Expected option life in years	4.6	5.3	5.2
Expected volatility	33%	32%	28%

As permitted by FAS 123, the company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation expense has been recognized for its stock option plans. Had the fair value method of accounting been applied to the company's stock option plans, the tax-affected impact would be as follows:

(thousands of dollars except per share amounts)	2001	2000	1999
Net income as reported	$143,200	$106,900	$118,100
Pro forma net income	$133,600	$98,300	$111,300
Diluted earnings per share as reported	$2.75	$2.09	$2.28
Pro forma diluted earnings per share	$2.57	$1.92	$2.15

This pro forma impact takes into account only options granted since January 1, 1995 and increases as additional options are granted and amortized ratably over the vesting period.

7. Shareholders' Investment (continued)

Stock Purchase Plans - Under the company's management stock purchase plan, management-level employees are granted the right to purchase the company's stock with their annual bonus at a discounted price. Restrictions limit the sale or transfer of these shares during a three-year period from the purchase date. Certain shares may be forfeited if the employee terminates during this three-year period. In 2001, employees purchased approximately 116,000 shares at a per share price of $44.13. In 2000, employees purchased approximately 123,000 shares at a per share price of $32.53. In 1999, employees purchased approximately 122,000 shares at a per share price of $28.43. The company recorded compensation expense related to stock purchases of $1,300,000, $1,500,000 and $1,300,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The unamortized portion was $800,000 at December 31, 2001, 2000 and 1999. In 2001, the management stock purchase plan was suspended in accordance with the merger agreement with Tyco. The benefit to participants under this plan with respect to 2001 was replaced with a cash award.

Under the company's employee stock purchase plan, employees are granted the right to purchase certain amounts of the company's stock at a 15% discount to the lesser of the market price on the beginning or ending date of the specified offering period. Employees purchased 79,000 shares at a price $39.69 per share; 29,000 shares at a price of $41.09 per share and 28,000 shares at a price of $40.48 per share in 2001, 2000 and 1999 respectively. In 2001, the employee stock purchase plan was suspended in accordance with the merger agreement with Tyco.

Stock Awards - The company awards stock to certain key employees and directors. Shares are granted at no cost to the recipients and are distributed in three separate installments. Beginning in 2000, the company substituted its stock award program with a cash bonus and no stock grants were made during 2001. During 2000 and 1999 the company granted approximately 2,000, and 21,000 shares, respectively. The fair value of these awards is charged to expense as the shares are distributed. The company recorded compensation expense related to these awards of $200,000, $500,000 and $1,000,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Restrictions limit the sale or transfer of stock awards until distributed.

Restricted Stock - The company grants restricted stock at no cost to certain management-level employees. Shares are issued to the participants at the date of grant, entitling the participants to dividends and the right to vote their respective shares. Restrictions limit the sale or transfer of currently outstanding shares during a five-year period from the grant date. During 2001, 2000 and 1999 the company granted approximately 71,000, 77,000 and 82,000 shares, respectively, of restricted stock to eligible employees. The fair value of these restricted shares at the date of grant is amortized to expense ratably over the restriction period. The company recorded compensation expense related to restricted stock of $3,700,000, $2,800,000 and $2,000,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The unamortized portion was $7,200,000, $7,600,000 and $7,000,000 at December 31, 2001, 2000 and 1999, respectively.

Performance-Based Restricted Stock - During 1999 and 1997 the company granted 152,000 and 130,000 shares, respectively, of performance-based restricted stock to certain officers. Shares were issued at no cost to the officers entitling them to dividends and the right to vote their respective shares.

7. Shareholders' Investment (continued)

Performance-Based Restricted Stock (continued) - Restrictions that limit the sale or transfer of these shares expire five years after the company achieves certain performance criteria. The estimated fair value of these performance-based restricted shares is adjusted and amortized to expense ratably over the restriction period. The company recorded compensation expense related to performance-based restricted stock of $1,800,000, $2,100,000 and $1,900,000 in 2001, 2000 and 1999, respectively. The unamortized portion was $3,800,000, $6,900,000 and $9,000,000 at December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, no shares are subject to performance restrictions.

8. Postretirement Benefits

The company has defined benefit pension plans that cover substantially all domestic and certain foreign employees. These plans provide benefits based upon a participant's compensation and years of service. In addition, the company has a defined contribution plan covering substantially all domestic employees and a supplemental defined contribution plan for certain officers and key employees. The amounts charged to income for these plans amounted to $10,100,000 in 2001, $11,100,000 in 2000 and $10,900,000 in 1999.

The following tables set forth information relative to the company's defined benefit plans:

(thousands of dollars)	2001	2000
CHANGE IN PROJECTED BENEFIT OBLIGATION AS OF SEPTEMBER 30:		
Projected benefit obligation as of previous year	$118,100	$123,000
Service cost	7,200	7,000
Interest cost	8,200	8,200
Actuarial loss/(gain)	4,500	(5,100)
Benefits paid	(9,200)	(13,600)
Other	300	(1,400)
Projected benefit obligation as of current year	$129,100	$118,100

CHANGE IN PLAN ASSETS AS OF SEPTEMBER 30:	2001	2000
Fair value as of previous year	$132,200	$126,600
Actual return	(13,000)	13,100
Company contribution	1,500	7,600
Benefits paid	(9,200)	(13,600)
Other	200	(1,500)
Fair value as of current year	$111,700	$132,200

8. Postretirement Benefits (continued)

FUNDED STATUS AS OF DECEMBER 31:	2001	2000
As of current year end	$(17,400)	$14,100
Unrecognized net loss/(gain)	21,800	(6,500)
Unrecognized prior service cost	1,900	2,400
Unrecognized net transition asset	(300)	(500)
Prepaid pension obligation	$6,000	$9,500

Pension costs related to the defined benefit pension plans for the years ended December 31, 2001, 2000 and 1999 are as follows:

(thousands of dollars)	2001	2000	1999
Service cost	$7,200	$7,000	$7,000
Interest cost	8,200	8,200	8,000
Expected return on plan assets	(10,900)	(9,500)	(9,300)
Other	500	900	2,100
Net periodic pension cost	$5,000	$6,600	$7,800

Weighted average assumptions:	2001	2000	1999
Discount rate	7.09%	7.35%	7.13%
Expected return on plan assets	9.38%	8.94%	8.93%
Rate of compensation increase	4.63%	4.85%	4.86%

The company does not provide postretirement health care benefits and life insurance coverage except to a limited number of former employees. The amounts charged to income for this plan were approximately $750,000 in 2001, $750,000 in 2000 and $700,000 in 1999. The accumulated postretirement benefit obligation included in other long-term liabilities amounted to $9,400,000 and $10,100,000 for the years ended December 31, 2001 and 2000, respectively.

Actuarial assumptions included a discount rate of 7.25% and an ultimate health care cost trend rate of 5%. The effect of a 1% annual increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 2001 by $785,000 and postretirement benefit cost by $57,000. The effect of a 1% annual decrease in the assumed cost trend rate would decrease the accumulated postretirement benefit obligation at December 31, 2001 by $677,000 and postretirement benefit cost by $49,000.

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other (Income) Expense, Net

The table below details the components of other (income) expense, net for the three years ended December 31, 2001.

(thousands of dollars)	2001	2000	1999
Interest income	$(6,200)	$(3,700)	$(2,100)
Foreign exchange losses/(gains)	1,100	(800)	(900)
Legal and patent settlements, net	(1,200)	(5,000)	---
Endologix write-off and asset impairments	---	40,300	9,700
Acquired R&D	800	9,300	---
Gains from asset dispositions	(500)	(11,000)	---
Other, net	100	7,300	(200)
Total	$(5,900)	$36,400	$6,500

During 2000, the company announced that it would not exercise its option to acquire the remaining capital stock of Endologix, Inc., a California-based company that had developed an endoluminal graft (ELG) used for the minimally invasive treatment of abdominal aortic aneurysms. This decision resulted in a pretax charge of $40,300,000. The net after-tax effect of this charge amounted to $27,200,000 ($0.53 per share after tax). Additionally during 2000, other (income) expense, net included a net gain of $5,000,000 from the settlement of legal and patent infringement claims, a gain of $11,000,000 from asset dispositions, a charge of $9,300,000 related to the acquisition of several businesses and a charge of $7,300,000 related to other items, including $2,800,000 in contributions. In addition, the company settled all remaining open issues related to the 1998 dispositions of its cardiology businesses and recorded a pretax gain of $15,400,000 ($0.19 per share after tax). The cardiology gain was recorded separately in gain from dispositions of cardiology businesses. The net after-tax effect of these items (excluding the Endologix write-off described above) amounted to an after-tax gain of $8,700,000 ($0.17 per share after tax). The net after-tax effect of all these 2000 items (including the Endologix write-off) amounted to an after-tax charge of $18,500,000 ($0.36 per share after tax).

During 1999, the company recorded a charge of $9,700,000 related to investments made in several ventures no longer deemed to be financially viable. The net after-tax effect of this charge amounted to $6,300,000 ($0.12 per share after tax).

10. Segment Information

The company's management considers its business to be a single segment entity - the manufacture and sale of medical devices. The company's products generally share similar distribution channels and customers. The company designs, manufactures, packages, distributes and sells medical, surgical, diagnostic and patient care devices which, for the most part, are purchased by hospitals, physicians and nursing homes; used once and discarded. Management evaluates its various global product portfolios on a revenue basis, which is presented below, and profitability is generally evaluated on an enterprise-wide basis due to shared infrastructures.

(thousands of dollars)	2001	2000	1999
Sales:			
Vascular	$250,900	$241,200	$226,200
Urology	390,100	361,200	353,600
Oncology	274,600	253,000	238,000
Surgery	205,200	182,600	164,500
Other products	60,500	60,800	54,200
Total net sales	$1,181,300	$1,098,800	$1,036,500
Income before taxes	$204,900	$154,000	$173,300
Total assets	$1,231,100	$1,089,200	$1,126,400
Capital expenditures	$27,400	$19,400	$26,100
Depreciation and amortization	$53,200	$49,600	$49,100

10. Segment Information (continued)

The following table presents total net sales by geography based on the location of the external customer:

(thousands of dollars)	2001	2000	1999
United States	$862,500	$788,300	$730,800
Europe	195,200	186,300	192,800
Japan	61,300	60,000	53,700
Rest of World	62,300	64,200	59,200
Total	$1,181,300	$1,098,800	$1,036,500

The following table presents identifiable assets by geography:

(thousands of dollars)	2001	2000	1999
United States	$871,200	$766,400	$812,600
Europe	281,700	244,600	233,800
Japan	- - -	600	700
Rest of World	78,200	77,600	79,300
Total	$1,231,100	$1,089,200	$1,126,400

C. R. BARD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Subsequent Event

On May 29, 2001, Bard entered into an agreement that provided for the merger of Bard with a subsidiary of Tyco International Ltd. On February 6, 2002, subsequent to the date of the auditor's report on the company's financial statements for 2001, Bard and Tyco agreed to terminate their merger agreement. Each company agreed to bear its own costs and expenses. Neither company will pay a break-up fee. Bard anticipates a first quarter 2002 one-time charge associated with the termination of the Tyco merger of approximately $10,000,000 on a pre-tax basis.

As a result of the merger termination, the company intends to resume the management stock purchase plan beginning with the 2002 bonus and to resume the employee stock purchase plan during 2002.

C. R. BARD, INC. AND SUBSIDIARIES
QUARTERLY FINANCIAL DATA
(thousands of dollars except per share amounts)

2001	1st	2nd	3rd	4th	Year
Net sales	$284,800	$295,900	$297,800	$302,800	$1,181,300
Cost of goods sold	132,500	138,200	139,500	140,300	550,500
Income before taxes	47,400	50,000	51,200	56,300	204,900
Net income	33,200	35,000	35,700	39,300	143,200
Per share information:					
Basic earnings per share	$.65	$.69	$.70	$.76	$2.80
Diluted earnings per share	$.65	$.68	$.68	$.74	$2.75

2000	1st	2nd	3rd	4th	Year
Net sales	$268,500	$274,600	$275,400	$280,300	$1,098,800
Cost of goods sold	120,300	124,500	126,100	128,400	499,300
Income before taxes	45,500	48,400	49,300	10,800	154,000
Net income	31,500	33,100	34,000	8,300	106,900
Per share information:					
Basic earnings per share	$.62	$.66	$.67	$.16	$2.11
Diluted earnings per share	$.62	$.65	$.66	$.16	$2.09

Note: In the first quarter the company settled all remaining open issues related to the 1998 dispositions of its cardiology businesses and recorded a pretax gain of $15,400 ($0.19 per share after tax). In addition the first quarter included a charge of $9,300 ($0.11 per share after tax) related to product line acquisitions and a charge of $5,400 ($0.07 per share after tax) related to legal settlements and research grants. The second quarter included a gain of $5,000 ($0.06 per share after tax) related to legal settlements and asset dispositions. The third quarter included a net gain of $4,100 ($0.04 per share after tax) related primarily to legal settlements and asset dispositions. The fourth quarter included a charge of $40,300 ($0.53 per share after tax) related to not exercising an option to acquire a company involved in product development. In addition the fourth quarter included a net gain of $5,000 ($0.06 per share after tax) related primarily to legal settlements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

C. R. BARD, INC. AND SUBSIDIARIES
PART III

Item 10. Directors and Executive Officers of the Registrant

Directors of the Registrant

Information with respect to Directors of the company is incorporated herein by reference to the material contained under the heading "Proposal No. 1 - Election of Directors" in the company's definitive Proxy Statement dated March 15, 2002.

Executive Officers of the Registrant

Information with respect to Executive Officers of the Registrant begins on page I-9 of this filing.

Item 11. Executive Compensation

The information contained under the caption "Executive Compensation" in the company's definitive Proxy Statement dated March 15, 2002 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained under the captions "Securities Ownership of Certain Beneficial Owners" and "Securities Ownership of Management" in the company's definitive Proxy Statement dated March 15, 2002 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information contained under the caption "Related Transactions" in the company's definitive Proxy Statement dated March 15, 2002 is incorporated herein by reference.

C. R. BARD, INC. AND SUBSIDIARIES
PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(l) and (2) The following documents are filed as a part of this report:

Financial Statements and Financial Statement Schedules - - See Index to Consolidated Statements at Item 8 page II-12 of this report.

3. Exhibits, No.

3a	Registrant's Restated Certificate of Incorporation, as amended, as of April 17, 1996, filed as Exhibit 3 to the company's September 30, 1996 Form 10-Q is incorporated herein by reference.
3b	Registrant's Bylaws amended as of October 11, 2000 filed as Exhibit 3b to the company's December 31, 2000 Form 10-K is incorporated herein by reference.
4a	Rights Agreement dated as of October 11, 1995 between C. R. Bard, Inc. and First Chicago Trust Company of New York as Rights Agent, filed as Exhibit 1 to the company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 12, 1995, is incorporated herein by reference.
4b	Indenture, dated as of December 1, 1996 between C. R. Bard, Inc. and The Chase Manhattan Bank, as trustee, filed as Exhibit 4.1 to the company's Registration Statement on Form S-3, File No. 333-05997, is incorporated herein by reference.
10*	William H. Longfield Change of Control Agreement, dated as of July 12, 1989, as amended as of July 13, 1994, filed as Exhibit 10b to the company's 1994 Annual Report on Form 10-K, is incorporated herein by reference.
10b*	E. Robert Ernest Change of Control Agreement, dated as of January 12, 1991, as amended as of July 19, 1994, filed as Exhibit 10f to the company's 1994 Annual Report on Form 10-K, is incorporated herein by reference.
10c*	C. R. Bard, Inc. Amended and Restated Supplemental Executive Retirement Agreement With William H. Longfield dated as of October 11, 2000 effective as of January 12, 1994, filed as Exhibit 10c to the company's September 30, 2000 Form 10-Q, is incorporated herein by reference.
10d*	C. R. Bard, Inc. 1990 Stock Option Plan, filed as Exhibit 10h to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10e*	C. R. Bard, Inc. 1989 Employee Stock Appreciation Rights Plan, filed as Exhibit 10i to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10f*	C. R. Bard, Inc. Amended Agreement and Plans Trust amended and restated as of December 10, 2001.
10g*	Forms of Supplemental Insurance/Retirement Plan, Plan I - For new corporate officer when previous agreement as non-officer exists, Plan II - For new corporate officer when no previous agreement exists, filed as Exhibit 10k to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.

3. Exhibits, No. (continued)

10h*	Stock Equivalent Plan For Outside Directors of C. R. Bard, Inc. amended and restated as of October 10, 2001.
10i*	Deferred Compensation Contract Deferral of Directors' Fees, as amended, between C. R. Bard, Inc. and William T. Butler, M.D., Regina E. Herzlinger, and Robert P. Luciano, filed as Exhibit 10m to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10j*	1988 Directors Stock Award Plan of C. R. Bard, Inc. amended and restated as of March 1, 2002.
10k*	C. R. Bard, Inc. Excess Benefit Plan as of July 13, 1988, filed as Exhibit 10o to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10l*	C. R. Bard, Inc. Supplemental Executive Retirement Plan, dated as of July 13, 1988, filed as Exhibit 10p to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10m*	C. R. Bard, Inc. 1994 Executive Bonus Plan, filed as Exhibit 10 to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, File No. 1-6926, is incorporated herein by reference.
10n*	C. R. Bard, Inc. Long-Term Performance Incentive Plan effective as of January 1, 1977, filed as Exhibit 10r to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10o*	Forms of Deferred Compensation Contract Deferral of Discretionary Bonus, filed as Exhibit 10s to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10p*	Forms of Deferred Compensation Contract Deferral of Salary, filed as Exhibit 10t to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
10q*	1993 Long Term Incentive Plan of C. R. Bard, Inc., as amended effective April 18, 2001.
10r*	John H. Weiland Change of Control Agreement, dated as of March 11, 1996, filed as Exhibit 10w to the company's 1995 Annual Report on Form 10-K, is incorporated herein by reference.
10t*	Timothy M. Ring Change of Control Agreement, dated as of March 12, 1996, filed as Exhibit 10y to the company's 1995 Annual Report on Form 10-K, is incorporated herein by reference.
10u*	Guy J. Jordan Change of Control Agreement, dated as of October 10, 1996, filed as Exhibit 10z to the company's 1996 Annual Report on Form 10-K, is incorporated herein by reference.
10v*	Charles P. Grom Change of Control Agreement, dated as of December 11, 1996, filed as Exhibit 10aa to the company's 1996 Annual Report on Form 10-K, is incorporated herein by reference.

3. Exhibits, No. (continued)

10w*	Nadia J. Bernstein Change of Control Agreement, dated as of February 8, 1999, filed as Exhibit 10x to the company's 1998 Annual Report on Form 10-K, is incorporated herein by reference.
10y*	Charles P. Slacik Change of Control Agreement, dated as of January 6, 1999, filed as Exhibit 10y to the company's 1998 Annual Report on Form 10-K, is incorporated herein by reference.
10z*	C. R. Bard, Inc. Management Stock Purchase Plan, amended as of December 8, 1999, filed as Exhibit 10z to the company's 1999 Annual Report on Form 10-K, is incorporated herein by reference.
10aa*	1998 Employee Stock Purchase Plan, amended as of December 8, 1999, filed as Exhibit 10aa to the company's 1999 Annual Report on Form 10-K, is incorporated herein by reference.
10ab*	Retirement Plan for Outside Directors of C. R. Bard, Inc., amended and restated as of September 9, 1992, filed as Exhibit 10ab to the company's 1999 Annual Report on Form 10-K, is incorporated herein by reference.
10ac*	Joseph A. Cherry Change of Control Agreement, dated as of June 30, 2000 filed as Exhibit 10ac to the company's June 30, 2000 Form 10-Q, is incorporated herein by reference.
10ad*	Susan Alpert, Ph.D., M.D. Change of Control Agreement, dated as of October 10, 2000 filed as Exhibit 10ad to the company's September 30, 2000 Form 10-Q, is incorporated herein by reference.
10ae*	Todd C. Schermerhorn Change of Control Agreement, dated as of October 14, 1998 filed as Exhibit 10ac to the company's September 30, 1998 Form 10-Q, is incorporated herein by reference.
10af*	James L. Natale Change of Control Agreement, dated as of October 14, 1998 filed as Exhibit 10ad to the company's September 30, 1998 Form 10-Q, is incorporated herein by reference.
10ag*	Supplemental Retirement Benefits for William H. Longfield dated October 11, 2000.
10ah*	Employment Letter with Joseph A. Cherry effective June 30, 2000.
10ai*	Employment Letter with Susan Alpert, Ph.D. M.D. effective October 10, 2000.
12.1	Computation in Support of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of registrant.
23	Arthur Andersen LLP consent to the incorporation by reference of their report on Form 10-K into previously filed Forms S-8 and S-3.
99	Indemnity agreement between the company and each of its directors and officers, filed as Exhibit 99 to the company's 1993 Annual Report on Form 10-K, is incorporated herein by reference.
*	Each of these exhibits listed under the number 10 constitutes a management contract or a compensatory plan or arrangement.

All other exhibits are not applicable.

(b) Reports on Form 8-K

On January 3, 2002 the registrant filed a current report on Form 8-K Item 5 indicating that Bard and Tyco had amended their agreement dated as of May 29, 2001 to change the termination date from January 31, 2002 to March 31, 2002.

On February 6, 2002 the registrant filed a current report on Form 8-K Item 5 indicating that Bard and Tyco had mutually agreed to terminate their merger agreement dated May 29, 2001.

C. R. BARD, INC. AND SUBSIDIARIES

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C. R. BARD, INC.
(Registrant)

Date: March 15, 2002

By: Charles P. Slacik /s/
Charles P. Slacik
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
William H. Longfield /s/ William H. Longfield	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2002
Charles P. Slacik /s/ Charles P. Slacik	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 15, 2002
Charles P. Grom /s/ Charles P. Grom	Vice President and Controller (Principal Accounting Officer)	March 15, 2002

C. R. BARD, INC. AND SUBSIDIARIES

Signatures	Title	Date
Marc C. Breslawsky /s/ Marc C. Breslawsky	Director	March 15, 2002
William T. Butler, M.D. /s/ William T. Butler, M.D.	Director	March 15, 2002
T. Kevin Dunnigan /s/ T. Kevin Dunnigan	Director	March 15, 2002
Regina E. Herzlinger /s/ Regina E. Herzlinger	Director	March 15, 2002
Anthony Welters /s/ Anthony Welters	Director	March 15, 2002
Tony L. White /s/ Tony L. White	Director	March 15, 2002

BOARD OF DIRECTORS

William H. Longfield*
Chairman and
Chief Executive Officer

Marc C. Breslawsky°
Chairman and
Chief Executive Officer
Imagistics International, Inc.

William T. Butler, M.D.*
Chancellor
Baylor College of Medicine

T. Kevin Dunnigan*°
Chairman and
Chief Executive Officer
Thomas & Betts Corporation

Regina E. Herzlinger°
Nancy R. McPherson
Professor of Business Administration
Harvard Business School

Anthony Welters*
Chairman and
Chief Executive Officer
AmeriChoice Corporation

Tony L. White*°
Chairman, President and
Chief Executive Officer
Applera Corporation

***Member of Executive Committee**
° Member of Audit Committee

CORPORATE OFFICERS

William H. Longfield
Chairman and
Chief Executive Officer

Guy J. Jordan
Group President

Timothy M. Ring
Group President

John H. Weiland
Group President

Charles P. Slacik
Senior Vice President and
Chief Financial Officer

James R. Adwers, M.D.
Vice President –
Medical Affairs

Susan Alpert, Ph.D., M.D.
Vice President –
Regulatory Sciences

Nadia J. Bernstein
Vice President,
General Counsel and Secretary

Joseph A. Cherry
Vice President –
Operations

E. Robert Ernest
Vice President –
Planning and Development

Christopher D. Ganser
Vice President –
Quality Assurance

Charles P. Grom
Vice President and Controller

Vincent J. Gurnari, Jr.
Vice President –
Information Technology

James L. Natale
Vice President –
President, Corporate
Healthcare Services

Todd C. Schermerhorn
Vice President and Treasurer

Jean F. Miller
Assistant Secretary

ORGANIZATION

Bard Access Systems
A. S. Paul
President
Salt Lake City, Utah

Bard Electrophysiology
S. W. Sagon
President
Lowell, Massachusetts

Bard Endoscopic Technologies
R. L. Greene
Vice President and General Manager
Billerica, Massachusetts

Bard Medical
W. G. Midgette
President
Covington, Georgia

Bard Peripheral Technologies
R. L. Mellen
President
Covington, Georgia

Bard Urological
B. S. Mirsky
President
Covington, Georgia

Corporate Healthcare Services
J. L. Natale
President
Murray Hill, New Jersey

Davol
B. P. Kelly
President
Cranston, Rhode Island

IMPRA
J. D. McDermott
President
Tempe, Arizona

International: Asia, Americas, Australia
J. R. Kelleher
President

International: Japan
J. A. Miraldi
Vice President and General Manager

Angiomed
H. J. Altenhoff
Vice President and General Manager

Urology and Surgical Specialties – Europe
F. Deleplanque
Vice President and General Manager

Vascular and Oncology – Europe
J. F. Palomera
Vice President and General Manager

Electrophysiology – Europe
F. Napolitano
Vice President and General Manager

We are pleased to present to our shareholders the 2001 winners of the Charles Russell Bard Award. These outstanding employees were nominated by their colleagues for their exemplary performance and commitment to Bard's principles of Quality, Integrity, Service and Innovation. These individuals have also demonstrated the highest of personal values through a dedication to community and family.



From left to right seated:

[1] **Maria Ripley**
Senior Compensation and Benefits Coordinator
Bard Corporate
Murray Hill, NJ

[2] **Elizabeth Barcomb**
Lead Buyer/Planner
Glens Falls Operation
Queensbury, NY

From left to right standing:

[1] **Lawrence Dionne**
Materials Control Manager
Davol Inc.
Cranston, RI

[2] **Ed Burnside**
Director of Manufacturing
Bard Access Systems
Salt Lake City, UT

[3] **Bob Cortelezzi**
Division Manager
Bard Peripheral Technologies
Covington, GA

[4] **Milo Titone**
OEM Business Manager
IMPRA
Delran, NJ

Corporate Offices
730 Central Avenue
Murray Hill, New Jersey 07974
(908) 277-8000
Internet: www.crbard.com

Auditors
Arthur Andersen LLP
105 Eisenhower Parkway
Roseland, New Jersey 07068

Stock Listed
New York Stock Exchange
Symbol: BCR

Annual Meeting
10:00 a.m., Wednesday, April 17, 2002
AT&T Learning Center
Basking Ridge, New Jersey 07920

Shareholder Information
All investor relations inquiries or requests for copies of the company's Annual Report on Form 10-K or Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission should be addressed to:

Todd C. Schermerhorn
Vice President and Treasurer
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974
(908) 277-8139

Financial information is also available via the Internet at www.crbard.com

Proposed Next Four Dividend Dates

2002	Record Date	Payment Date
Second	April 29	May 10
Third	July 22	August 2
Fourth	October 21	November 1
2003		
First	January 20	January 31

Registrar and Transfer Agent
EquiServe
Stockholder Relations Department
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 446-2617
Internet: www.equiserve.com

Please direct inquiries regarding change of address, lost certificates and other share transfer matters to the above address.

DirectSERVICE Program for Shareholders
Registered shareholders and non-shareholders may purchase Bard common stock at any time with a low fee structure compared with normal brokerage fees. Dividends may be reinvested in Bard stock at no cost to the shareholder. The program is a convenient and economical way for shareholders to initiate and increase their investment in Bard through the purchase of shares with voluntary cash payments and all or part of their dividends. Cash payments may be made by mail or through automatic monthly deductions from your bank account.

Direct Deposit of Dividends
Shareholders receiving a dividend check may have payments deposited directly into their checking or savings account at any financial institution participating in the ACH network. Through an Electronic Funds Transfer, your dividend can be deposited electronically on the dividend payment date. There is no charge to shareholders for this service.

For details or enrollment in the DirectSERVICE Program or for direct deposit of dividends, simply contact EquiServe, who administers these programs for Bard. Their address and convenient "800" numbers are shown below.

DirectSERVICE Program
for Shareholders of C. R. Bard, Inc.
c/o EquiServe
P.O. Box 2598
Jersey City, New Jersey 07303-2598

Existing shareholders:	(800) 446-2617
Non-shareholders inquiring about the program:	(800) 828-1639

Be sure to include a reference to C. R. Bard, Inc.


This report is printed on recycled paper

C. R. Bard, Inc.

730 Central Avenue
Murray Hill, New Jersey
07974